Filed by Farmers National Banc Corp.

Pursuant to Rule 425 under the Securities Act of 1933 and deemed filed pursuant to

Rule 14a-12 under the Securities Exchange Act of 1934

Subject Company: Farmers National Banc Corp.

Commission File: 333-291742

Date: January 13, 2026

As previously disclosed, on October 22, 2025, Farmers National Banc Corp. (“Farmers”) and Middlefield Banc Corp, an Ohio corporation (“Middlefield”), entered into an Agreement and Plan of Merger (the “Merger Agreement”), pursuant to which Middlefield will merge with and into Farmers (the “Merger”), with Farmers as the surviving entity in the Merger. Promptly following the consummation of the Merger, it is expected that The Middlefield Banking Company, the banking subsidiary of Middlefield (“Middlefield Bank”), will merge with and into The Farmers National Bank of Canfield, the national banking subsidiary of Farmers (“Farmers Bank”) (the “Bank Merger”). Farmers Bank will be the surviving bank in the Bank Merger (the “Surviving Bank”).

On January 13, 2026, Farmers released two videos and the transcripts of each video are below.

Transcript of the employee video released internally to Farmers’ employees.

Hello, Farmers nation. Thank you for taking the time to view this important message. I’m pleased to share some important updates on our acquisition of Middlefield Bancorp. This strategic merger is very important to Farmers National Bank’s future growth. It allows Farmers to drive competitive scale by creating the premier community bank in the region. Highlights of this transaction include growing assets of the combined company to over 7.2 billion 83 branches serving northeast and central Ohio, as well as western Pennsylvania, enhancing our profitability profile through increased operating leverage.

Producing accretive pro forma tangible common equity intangible assets and driving future shareholder value through meaningful earnings per share accretion. The critical next step in this acquisition process is shareholder approval. Voting materials were recently mailed to all Farmers shareholders, requesting an affirmative for vote in favor of the merger and subsequent proposals that support the merger. A special meeting of shareholders will be held virtually on February 10th, 2026 at 10 a.m..

The voting deadline is February 9th, 2026 at 11:59 p.m., the day before the shareholder meeting. Shareholder approval is required for the transaction to move forward. Not all of our acquisitions have required a shareholder vote on our side. In fact, the last time we needed our shareholders to vote for an acquisition was the 2015 merger with First National Bank of Orrville, or National Bank shares.

We’ll be issuing over 20% of our outstanding shares in this merger with Middlefield, exceeding the trigger for a shareholder vote no matter how many shares you own. Your vote is important, and I want to encourage all employees who are shareholders to take the time to participate and vote for all proposals to support the acquisition of the Middlefield Bank Corp.

In addition to voting your shares, if you know any shareholders of Farmers or Middlefield, encourage them to vote for the merger as well. Voting instructions are available in the shareholder materials. And if you have any questions, please reach out to Annette Kushner to help ensure strong participation. We’ve also engaged Alliance Advisors, a proxy solicitation firm. You may receive a call or a text from one of their representatives encouraging you to vote.

The shareholder meeting and vote is an important milestone for Farmers National Bank. I hope you’ll all join me and the members of the board and management team in voting in favor of the Middlefield agreement, as well as the other proposals being presented at the meeting. Thank you for everything you do for Farmers. I truly appreciate your commitment and I’m excited about what we can accomplish together.

And again, if you have any questions about the special meeting or need assistance voting or voting or shares, please contact Annette Kushner at the main office in Canfield. Thank you.

Transcript of the shareholder video released to external Farmers’ shareholders which can be found on YouTube.

Hello, I’m Kevin Helmick, president and CEO, Farmers National Bank. Thank you for joining me today. I’m here to talk about an important transaction and why it represents a strong step forward for Farmers. Our strategy and your long term investment. On October 22nd, 2025, Farmers National Bank Corp entered into a merger agreement with Middlefield Bank Bancorp. The proposed merger is structured as an all stock transaction.

The merger agreement was unanimously approved by the Board of directors of both companies. The next critical step in the process is shareholder approval and is a valued shareholder. Your vote matters. This strategic merger is important to Farmers National Bank’s future growth. It allows Farmers to drive competitive scale by creating the premier community banking franchise in the region. Highlights of the transaction include growing assets of the combined company to over $7.2 billion dollars at close expanding customer access, with over 83 branches serving northeast and central Ohio, as well as Western Pennsylvania, and enhancing profitability through increased operating leverage.

Producing accretive pro forma tangible common equity and tangible assets, and driving future shareholder value through meaningful earnings per share accretion. Voting materials have been mailed to all Farmers shareholders requesting an affirmative for vote in favor of the merger and subsequent proposals that support the merger. A special meeting of shareholders will be held virtually on February 10th, 2026 at 10 a.m. shareholder approval is required for the transaction to move forward.

It’s important to note that the voting deadline is February 9th, 2026 at 11:59 p.m.. That’s the day before the shareholder meeting. Both organization, both organizations, have rich community legacy spanning more than 100 years, making this a natural fit for shareholders, customers and associates. The merger brings together two high performing community banks with complementary markets, shared values and a common vision for growth.

Your support of this merger will allow us to create a larger, more diversified institution with enhanced scale, deeper relationships and a stronger foundation to drive long term shareholder value. We expect our customers will benefit from greater resources, an expanded branch footprint and access to additional financial services. No matter how many shares you own, your vote is very important.

I encourage all shareholders to take the time to participate and vote for all. Proposals to support the acquisition of the Middlefield Bancorp. Voting instructions can be found on the shareholder materials you have received to ensure strong participation. We’ve also engaged Alliance Advisors, a proxy solicitation firm. If you need assistance voting your shares, you can contact Alliance Advisors at 1-855-206-1454.

That’s Alliance Advisors 1-855-206-1454. The shareholder meeting and vote are important milestones for Farmers. I hope you will join me and our Board of Directors in voting in favor of the Middlefield Agreement, as well as the other proposals being presented at the meeting. Thank you.

Important Additional Information About the Merger.

In connection with the proposed merger, Farmers has filed relevant materials with the U.S. Securities and Exchange Commission (the “SEC”), including a Registration Statement on Form S-4 that contains a definitive joint proxy statement/prospectus of Farmers and Middlefield (the “joint proxy statement/ prospectus”). The Registration Statement was declared eﬀective on December 15, 2025 and Farmers has filed or may file other documents regarding the proposed merger with the SEC. The joint proxy statement/prospectus was mailed to Farmers’ and Middlefield’s shareholders seeking certain approvals related to the proposed merger. This communication does not constitute an oﬀer to sell or the solicitation of an oﬀer to buy any securities or a solicitation of any vote or approval, nor shall there be any sale of securities in any jurisdiction in which the oﬀer, solicitation or sale is unlawful before registration or qualification of the securities under the securities laws of the jurisdiction. No oﬀer of securities shall be made except by means of a prospectus satisfying the requirements of Section 10 of the Securities Act of 1933, as amended. This document is not a substitute for the joint proxy statement/prospectus or for any other document that Farmers has filed or may file with the SEC in connection with the proposed merger.

INVESTORS AND SECURITY HOLDERS ARE URGED TO READ THE JOINT PROXY STATEMENT/PROSPECTUS AND ANY OTHER RELEVANT DOCUMENTS FILED WITH THE SEC, AS WELL AS ANY AMENDMENTS OR SUPPLEMENTS TO THESE DOCUMENTS, CAREFULLY AND IN THEIR ENTIRETY BECAUSE THEY CONTAIN AND THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT FARMERS, MIDDLEFIELD, THE PROPOSED MERGER AND RELATED MATTERS THAT SHAREHOLDERS SHOULD CONSIDER BEFORE MAKING ANY DECISION REGARDING THE PROPOSED MERGER.

The joint proxy statement/prospectus and other documents filed by Farmers or Middlefield with the SEC are available free of charge from the SEC’s website at www.sec.gov or through Farmers’ website at www.farmersbankgroup.com or Middlefield’s website at www.middlefieldbank.bank. Before making any voting or investment decision, investors and shareholders of Farmers and Middlefield are urged to read carefully the entire registration statement and definitive joint proxy statement/prospectus, including any amendments thereto, because they contain important information about the proposed transaction.

Participants in the Solicitation

The respective directors and executive oﬃcers of Farmers and Middlefield and other persons may be deemed to be participants in the solicitation of proxies from Farmers and Middlefield shareholders with respect to the merger. Information regarding the directors of Farmers is available in its proxy statement filed with the SEC on March 18, 2025 in connection with its 2025 Annual Meeting of Shareholders and information regarding the executive oﬃcers of Farmers is available in its Form 10-K filed with the SEC on March 6, 2025. Information regarding the directors of Middlefield is available in its proxy statement filed with the SEC on April 4, 2025 in connection with its 2025 Annual Meeting of Shareholders and information regarding the executive oﬃcers of Middlefield is available in its Form 10-K filed with the SEC on March 13, 2025. Other information regarding the participants in the solicitation and a description of their direct and indirect interests, by security holdings or otherwise, is contained in the joint proxy statement/prospectus that is included in the Registration Statement and other relevant materials filed with the SEC.

Forward-Looking Statements

This communication contains forward-looking statements based upon Farmers’ and Middlefield’s current expectations. This communication contains “forward-looking statements” within the meaning of the U.S. Private Securities Litigation Reform Act of 1995. Forward-looking statements are not historical facts but instead represent only management’s current expectations and forecasts regarding future events, many of which, by their nature, are inherently uncertain and outside of Farmers’ and Middlefield’s control. Forward- looking statements are identified by terminology such as “believe,” “may,” “will,” “estimate,” “continue,” “anticipate,” “intend,” “project,” “plan,” “expect,” “goal,” “seek,” “future,” “likely” or the negative or plural of these words and similar expressions, as well as any statements related to future expectations of performance or conditional verbs, such as “will,” “would,” “should,” “could” or “may.”

Forward-looking statements are not a guarantee of future performance and actual future results could diﬀer materially from those contained in forward-looking information. Because forward-looking statements relate to the future, they are subject to inherent uncertainties, risks and changes in circumstances that are diﬃcult to predict and many of which are outside of Farmers’ and Middlefield’s control. Numerous uncertainties, risks, and changes could cause or contribute to each of Farmers’ and Middlefield’s actual results, performance, and achievements to be materially diﬀerent from those expressed or implied by the forward-looking statements. Factors that may cause or contribute to these diﬀerences include, without limitation, the possibility that the closing of the proposed transaction is delayed or does not occur at all because required regulatory approvals, shareholder approval or other conditions to the transaction are not obtained or satisfied on a timely basis or at all; the possibility that the anticipated benefits of the transaction are not realized when expected or at all; Farmers’ failure to integrate Middlefield and Middlefield Bank in accordance with expectations; deviations from performance expectations related to Middlefield and The Middlefield Banking Company, the banking subsidiary of Middlefield (“Middlefield Bank”); diversion of management’s attention on the proposed transaction; significant changes in economic conditions in markets where Farmers and Middlefield conducts business, which could materially impact credit quality trends; significant changes in U.S. economic conditions including those resulting from continued high rates of inflation, tightening monetary policy of the Board of Governors of the Federal Reserve, and eﬀects of U.S. and foreign country tariﬀ policies; general business conditions in the banking industry; the regulatory environment; general fluctuations in interest rates; demand for loans in the market areas where Farmers and Middlefield conducts business; rapidly changing technology and evolving banking industry standards; competitive factors, including increased competition with regional and national financial institutions; and new service and product oﬀerings by competitors and price pressures; and other factors disclosed periodically in both Farmers’ and Middlefield’s filings with the SEC including each of Farmers’ and Middlefield’s Annual Report on Form 10-K for the year ended December 31, 2024, subsequent Quarterly Reports on Form 10-Q and the Registration Statement on Form S-4 related to the proposed merger filed with the SEC. Such reports are available on the SEC’s website at www.sec.gov, on Farmers’ website at www.farmersbankgroup.com under the “Investor Relations” section, and on Middlefield’s website at www.middlefieldbank.bank.

Because forward-looking statements are inherently subject to risks and uncertainties, some of which cannot be predicted or quantified, readers should not rely on any forward-looking statement as a prediction of future events. Any forward-looking statement speaks only as of the date on which it is made, and each of Farmers and Middlefield expressly disclaims any obligation to update its forward-looking statements whether as a result of new information, future events or otherwise. All forward-looking statements, expressed or implied, included in or made in connection with the joint proxy statement/prospectus are expressly qualified in their entirety by this cautionary statement.